FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: February 2, 2010
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURE
EXHIBIT INDEX
EX-99.1

On February 1, 2010, Genesis Lease Limited (“Genesis”), AerCap Holdings N.V. (“AerCap”) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Amalgamation, dated as of September 17, 2009 (the “Amalgamation Agreement”), among the same parties, pursuant to which Genesis agreed to amalgamate with AerCap International (the “Amalgamation”), with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap.
The parties entered into the Amendment solely to extend the “Outside Date” from March 17, 2010 to March 31, 2010. Pursuant to the Amalgametion Agreement, the “Outside Date” is the date following which either AerCap or Genesis may terminate the Amalgamation Agreement if the Amalgamation has not been completed.
The Amendment is attached hereto as Exhibit 99.1 and incorporated by reference herein. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.
The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Amendment No. 1 to the Agreement and Plan of Amalgamation, dated February 1, 2010, among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
The proposed transaction between Genesis Lease Limited (“Genesis”) and AerCap Holdings N.V. (“AerCap”) will be submitted to the Genesis shareholders for their consideration. In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: February 2, 2010	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Title
99.1	Amendment No. 1 to the Agreement and Plan of Amalgamation, dated February 1, 2010, by and among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.

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